ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Christopher C. Frieden	Direct Dial: 404-881-7457	E-mail: cfrieden@alston.com

November 9, 2005

Via EDGAR and Email

Mr. Jeffrey Werbitt

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549

Re:	BayCorp Holdings, Ltd.

Amendment No. 2 to Schedule TO-T/13E-3 filed by

Sloan Acquisition Corp., Sloan Group Ltd. and Joseph Lewis

Filed on November 4, 2005

File No. 05-50357

Dear Mr. Werbitt:

On behalf of our clients, Sloan Acquisition Corp. (“Purchaser”), Sloan Group Ltd. (“Sloan Group”) and Joseph Lewis (Mr. Lewis, Sloan Group and Purchaser are together referred to as the “Offerors”), we have reviewed your November 8th supplemental comments to the Schedule TO-T/13E-3 (the “Schedule TO-T”) as originally filed with the Commission on October 12, 2005. Please find set forth below the Offerors’ responses to those supplemental comments. Concurrently herewith, the Offerors are filing with the Commission Amendment No. 3 to the Schedule TO-T together with the Second Supplement to the Offer to Purchase that was filed as Exhibit (a)(1)(i) to the Schedule TO-T (the “Offer to Purchase”).

Amendment No. 2 to Schedule TO-T and Schedule 13E-3

General

1.	Comment: We refer you to prior comment 1. We continue to note that your amended filing should also be “tagged” as a joint Schedule TO-T/13E-3 on EDGAR. If you continue to have difficulty “tagging” the filing, please contact the Office of Edgar and Information Analysis to request assistance in this regard.

Response:

We have spoken with Jacob Fine-Helfman in the Division of Corporation Finance and Amendment No. 3 to the Schedule TO-T/13E-3 will be “tagged” as a joint Schedule TO-T/13E-3.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission

November 9, 2005

Offer to Purchase

General

2.	Comment: We note your response to prior comment 7. Although we understand that the primary terms of the Offer were negotiated by a Special Committee comprised of independent directors, we continue to believe that the very nature of this transaction precludes you from characterizing this offer as being “negotiated at arm’s length.” For example, remove the reference to arm’s length negotiations as support for the Special Committee’s determination that the transaction is procedurally fair to the unaffiliated security holders. We will not object, however, if you highlight the fact that despite the fact that this transaction is between affiliated parties, the primary terms of the Offer were negotiated by a Special Committee.

Response:

The Offerors acknowledge the Staff’s Comment and have revised the disclosure as requested on pages 6, 8, 10, 11 and 23 of the Second Supplement as requested.

Special Factors

Background of the Offer; Contacts with BayCorp

3.	Comment: We refer you to prior comment 9. Although your disclosure explains why a tender offer and merger resulting in a going private transaction would benefit BayCorp, it remains unclear why Sloan Group initially pursued this transaction and why it was engaged in at this time. Please revise.

Response:

The Offerors acknowledge the Staff’s Comment and have revised the disclosure as requested on page 4 of the Second Supplement to more fully detail the reasons why Sloan Group pursued the transaction and engaged in it at this time.

3.	Opinion of the Special Committee’s Financial Advisor

4.	Comment: Expand the disclosure to address in greater detail how Jefferies assessed the fairness of the consideration being paid in this proposed transaction. Explain in the revised discussion how Jeffries reached their conclusion in view of the fact the range of implied values under the Asset Cost Analysis yielded per share values greater than the consideration being paid in this transaction.

Response:

The Securities and Exchange Commission

November 9, 2005

Based on telephone conferences with the Staff, the Offerors have revised the disclosure on page 9 of the Second Supplement to further explain BayCorp’s Special Committee and Board of Directors consideration of Jefferies’ analyses.

6.	Possible Effects of the Offer on the Market for Shares, Amex Listing, Exchange Act Registration and Margin Regulations

5.	Comment: Please revise to disclose your supplemental response to prior comment 24.

Response:

The Offerors acknowledge the Staff’s Comment and the reference to the supplemental response to prior Comment 24 and appropriate revisions have been made to the disclosure at page 24 of the Second Supplement as requested.

10.	Related Party Transactions; Interests of Certain Persons in the Offer and Merger

6.	Comment: We refer you to prior comment 25. Please disclose a materially complete description of the employment agreements between the Surviving Corporation and Messrs. Getman and Callendrello. For example, but without limitation, your disclosure should quantify the base salary, discretionary bonuses and summarize the “other benefits” that will be received.

Response:

The Offerors acknowledge the Staff’s Comment and have revised the disclosure on page 24 of the Second Supplement as requested.

The Tender Offer

7.	Certain Information Concerning BayCorp

7.	Comment: We note your response to prior comment 27. Although we understand that you have no means of verifying the accuracy of the information disclosed in this section, we continue to believe that you may not disclaim responsibility for the accuracy of information that you disclose in your filing. As we noted in our prior comment, we will not object if you include appropriate language advising security holders to use caution when relying upon the information. Please revise.

Response:

The Offerors acknowledge the Staff’s Comment and have revised the disclosure on page 24 of the Second Supplement as requested.

The Securities and Exchange Commission

November 9, 2005

11.	Certain Conditions of the Offer

8.	Comment: We have analyzed your response to prior comment 29, and disagree with your conclusion. The Staff has always understood that the intention of this condition is to allow the parties the flexibility to address unforeseen changes. Conditions should be drafted with sufficient specificity to allow security holders to objectivity verify whether the conditions have been satisfied. An offer condition that may be triggered as a result of “unforeseen changes” which are determinable only within the exclusive judgment of the parties to the business combination does not meet this standard. Please revise this condition to include the terms of the Amended and Restated Agreement and Plan of Merger that allow the Purchaser and BayCorp to terminate the offer or otherwise revise to provide objectivity verifiable circumstances that will trigger the condition. Alternatively, please delete the condition because its existence, as presently drafted, is inconsistent with Section 14(e) of the Exchange Act.

Response:

The terms of the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) that allow the Purchaser and BayCorp to terminate the Offer are exactly as set forth in “The Tender Offer – Section 11 – Certain Conditions of the Offer”. The Offerors further note that, pursuant to Section 8.01(a) of the Merger Agreement, Sloan Group and BayCorp may mutually terminate the Merger Agreement if, prior to the acceptance of any Shares for payment, Sloan Group and BayCorp mutually consent in writing to such termination. Termination by mutual consent of the parties is a standard term in virtually all negotiated business combination agreements. The full text of the Merger Agreement is filed as Exhibit (d)(1) to the Offerors’ Schedule TO-T and as Exhibit (e)(1) to BayCorp’s Schedule 14D-9.

Based on a telephone conference with the Staff we have revised the disclosure concerning condition (k) on page 56 of the Original Offer to Purchase to clarify that any such actions would be taken in accordance with the terms of the Merger Agreement.

9.	Comment: We refer you to your response to prior comment 30. We specifically note your concern that the “referenced language is intended to protect Offerors from assertions that they have, by inaction, waived an Offer Condition, or that a waiver of one event or condition constitutes an implied waiver of similar or different events or conditions that may arise later.” Since all conditions should be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied, the Offeror should be aware that a condition has been triggered. This awareness should preclude the possibility that a waiver may be implied by prior conduct and allow the Offeror to actively determine whether to waive an Offer condition after it is triggered. Further, the waiver of an offer condition applies to all facts and circumstances. In this regard, as we noted in our prior comment, once you waive a condition, you may not “reassert” that condition, even under a different set of facts. Rather, if you would like for a condition to remain after waiving it pursuant to a specific set of facts, you must formally change the terms of your offer, which may require an extension of the offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.

The Securities and Exchange Commission

November 9, 2005

Response:

We acknowledge the Staff’s Comment and, based on a telephone conference with the Staff, have revised the disclosure in the Second Supplement as requested.

Letter of Transmittal

10.	Comment: We do not routinely object every time the word “understand” appears because some of the terms that security holders are expected to understand by virtue of their execution of the document. For example, the security holder should understand they are entering into a binding contract as such action is self evident. Conversely, we tend to object upon seeing references to language that asks security holders to attest that they have read and understood certain unspecified terms of the offer because of the disclaimer notion.

We have reviewed your response to prior comment 31 and the letter of transmittal language that indicates, “The undersigned understands that Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase all or any portion of Shares tendered pursuant to the Offer.” Please advise us of the purpose of this language or delete the reference. To the extent that the language is retained, please provide us with a legal analysis examining whether or not the affiliates to whom the right to purchase would be assigned should be identified as bidders on Schedule TO.

Response:

The Letter of Transmittal referenced in the Staff’s Comment has been mailed to each of BayCorp’s stockholders and have presumably already been executed by such stockholders given the upcoming expiration of the Offer. Consequently, deleting the referenced language would result in substantial burden and delay. The Offerors reaffirm their response to prior Comment 31 and, additionally, represent to the Staff that the Purchaser has not, and will not, transfer or assign its rights under the Offer to purchase all of a portion of the Shares tendered pursuant to the Offer.

The Letter of Transmittal has been amended to delete the following language “[t]he undersigned understands that Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase all or any portion of Shares tendered pursuant to the Offer.”

As noted at the outset, the Offerors have filed with the Commission an amendment to their Schedule TO-T/13E-3. Thank you for your consideration of the Offerors’ responses to the Staff’s Comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7457 or Chip MacDonald at (404) 881-7582 with any questions or concerns in this regard.

The Securities and Exchange Commission

November 9, 2005

Best regards,

/s/ Christopher C. Frieden

Christopher C. Frieden

CCF:ccf

cc:	Thomas B. Youth Christopher D. Mangum Ralph F. MacDonald III

ANNEX A

ACKNOWLEDGMENT

Sloan Acquisition Corp., Sloan Group Ltd. and Mr. Lewis, as the filing persons with respect to the Schedule TO-T/13E-3, acknowledge that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SLOAN GROUP LTD.

Date: November 9, 2005	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss Title: Vice President

SLOAN ACQUISITION CORP.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss Title: President

	By:	/s/ Joseph Lewis
Joseph Lewis